HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2023 and 2022

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes thereto of Hydro One Limited (Hydro One or the Company) for the year ended December 31, 2023 (together, the Consolidated Financial Statements). The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the year ended December 31, 2023, based on information available to management as of February 12, 2024.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of dollars, except as otherwise noted)	2023	2022	Change
Revenues	7,844	7,780	0.8%
Purchased power	3,652	3,724	(1.9%)
Revenues, net of purchased power[1]	4,192	4,056	3.4%
Operation, maintenance and administration (OM&A) costs	1,354	1,258	7.6%
Depreciation, amortization and asset removal costs	996	966	3.1%
Financing charges	570	486	17.3%
Income tax expense	178	288	(38.2%)
Net income to common shareholders of Hydro One	1,085	1,050	3.3%

Basic earnings per common share (EPS)	$1.81	$1.75	3.4%
Diluted EPS	$1.81	$1.75	3.4%

Net cash from operating activities	2,412	2,260	6.7%
Funds from operations (FFO)[1]	2,150	2,189	(1.8%)

Capital investments	2,531	2,132	18.7%
Assets placed in-service	2,324	2,267	2.5%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,806	20,368	2.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	30,619	30,803	(0.6%)

As at December 31	2023	2022
Debt to capitalization ratio[2]	57.2%	56.4%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power, and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
OVERVIEW
Through its wholly-owned subsidiary Hydro One Inc., Hydro One is Ontario’s largest electricity transmission and distribution utility. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. The Company’s regulated transmission and distribution operations are owned by Hydro One Inc. Hydro One delivers electricity safely and reliably to approximately 1.5 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Through its subsidiaries, Hydro One Inc. owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 125,000 circuit kilometres of primary low-voltage distribution lines. Hydro One has three segments: (i) transmission; (ii) distribution; and (iii) other.
For the years ended December 31, 2023 and 2022, Hydro One's segments accounted for the Company's total revenues, as follows:

Year ended December 31	2023	2022
Transmission	28%	26%
Distribution	71%	73%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the years ended December 31, 2023 and 2022 as follows:

Year ended December 31	2023	2022
Transmission	53%	51%
Distribution	46%	48%
Other	1%	1%

As at December 31, 2023 and 2022, Hydro One’s segments accounted for the Company’s total assets as follows:

As at December 31	2023	2022
Transmission	60%	60%
Distribution	39%	38%
Other	1%	2%

Transmission Segment
Hydro One’s transmission business owns and operates Hydro One's transmission system, which accounts for approximately 92% (2022 - 92%) of Ontario’s transmission capacity based on the network component of the revenue requirement2 approved by the Ontario Energy Board (OEB).3 As at December 31, 2023, the Company's transmission business consists of the transmission system operated by Hydro One Inc.'s (a wholly owned subsidiary of the Company) subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximate 66% interest in B2M Limited Partnership and an approximate 55% interest in Niagara Reinforcement Limited Partnership. The Company’s transmission business is rate-regulated and earns revenues mainly by charging transmission rates that are approved by the OEB.

For the year ended December 31	2023	2022
Electricity transmitted[1] (MWh)	137,130,724	137,569,865
Rate base (millions of dollars)	15,336	14,450
Capital investments (millions of dollars)	1,493	1,209
Assets placed in-service (millions of dollars)	1,296	1,405
1 Electricity transmitted represents total electricity transmitted in Ontario by all transmitters.

As at December 31	2023	2022
Transmission lines spanning the province (circuit-kilometres)	29,906	29,910

1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2 The network component of the revenue requirement is Hydro One’s portion of the transmission revenue requirement attributed to assets that are used for the common benefit of all Hydro One and non-Hydro One customers in the province.
3 Hydro One owns and operates approximately 95% of the transmission system in Ontario based on the total OEB approved revenue requirement.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Distribution Segment
Hydro One’s distribution business is the largest in Ontario and consists of the distribution systems operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes). The Company’s distribution business is rate-regulated and earns revenues mainly by charging distribution rates that are approved by the OEB, as well as amounts to recover the cost of purchased power.

For the year ended December 31	2023	2022
Electricity distributed to Hydro One customers (GWh)	30,619	30,803
Electricity distributed through Hydro One lines (GWh)[1]	40,367	40,875
Rate base (millions of dollars)	9,649	9,155
Capital investments (millions of dollars)	1,015	899
Assets placed in-service (millions of dollars)	994	853
1 Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

As at December 31	2023	2022
Distribution lines spanning the province (circuit-kilometres)	125,232	125,013
Distribution customers (number of customers)	1,494,595	1,492,404

2023 Distribution Revenues

Residential 55%
General Service 27%
Large Users 11%
Embedded Distributors 7%

2022 Distribution Revenues

Residential **57%**
General Service **27%**
Large Users **9%**
Embedded Distributors **7%**

Other Segment
Hydro One's other segment consists principally of its telecommunications business, which provides telecommunications support for the Company’s transmission and distribution businesses, as well as certain corporate activities.
The telecommunication business is carried out by Hydro One's wholly-owned subsidiary, Acronym Solutions Inc. (Acronym). In addition to supporting Hydro One's regulated business segments, Acronym offers a comprehensive suite of Information Communications Technology solutions within a number of categories (including: Internet & Network, Security, Voice & Collaboration, Cloud and Managed Information Technology (IT)) that extend beyond its fibre optic network, in a competitive commercial market. Acronym is not regulated by the OEB, however Acronym is registered with the Canadian Radio-television and Telecommunications Commission as a non-dominant, facilities-based carrier, providing broadband telecommunications services in Ontario with connections to Montreal, Quebec; Buffalo, New York; and Detroit, Michigan.
Hydro One's other segment also includes the deferred tax asset (DTA) which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of the Company’s initial public offering in 2015. Furthermore, Hydro One's other segment also includes Aux Energy Inc., a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients, and Ontario Charging Network LP, a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS
Transmission Revenues
Transmission revenues primarily consist of regulated transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario as well as ancillary revenues associated with providing maintenance services to power generators and from third-party land use.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Distribution Revenues
Distribution revenues primarily consist of regulated distribution rates approved by the OEB, as well as the recovery of purchased power costs. Distribution rates are designed to generate revenues necessary to construct and support the local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous revenues such as charges for late payments.
Purchased Power Costs
Purchased power costs are incurred by the distribution business and represent the cost of the electricity purchased by the Company for delivery to customers within Hydro One’s distribution service territory. These costs are comprised of: (i) the wholesale commodity cost of energy; (ii) the Global Adjustment, which is the difference between the guaranteed price and the money the generators earn in the wholesale marketplace; and (iii) the wholesale market service and transmission charges levied by the IESO. Hydro One passes on the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.
Operation, Maintenance and Administration Costs
OM&A costs are incurred to support the operation and maintenance of the transmission and distribution systems, and include other costs such as property taxes related to transmission and distribution stations and buildings, and the operation of IT systems. Transmission OM&A costs are required to sustain the Company’s high-voltage transmission stations, lines, and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distances between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system to provide safe and reliable electricity to the Company's residential, small business, commercial, and industrial customers across the province. These include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, land assessment and remediation, as well as issuing timely and accurate bills and responding to customer inquiries.
Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.
Depreciation, Amortization and Asset Removal Costs
Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Asset removal costs consist of costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.
Financing Charges
Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt and short-term borrowings, as well as gains and losses on interest rate swap agreements, foreign exchange or other similar contracts, net of interest earned on short-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the year ended December 31, 2023 of $1,085 million is an increase of $35 million, or 3.3%, from the prior year. Significant influences on the change in net income attributable to common shareholders of Hydro One included:

•higher revenues, net of purchased power,4 resulting from:
•OEB-approved 2023 transmission rates; and
•higher average monthly peak demand and energy consumption; partially offset by
•regulatory adjustments, including the recognition of conservation and demand management (CDM) revenues in the prior year following receipt of the OEB’s Decision and Order approving Hydro One’s Joint Rate Application (JRAP) Settlement Proposal and higher earnings sharing in the current period;
•higher OM&A costs primarily resulting from higher work program expenditures and corporate support costs, partially offset by a lower allowance for doubtful accounts;
•higher depreciation, amortization and asset removal costs primarily due to gains on the disposal of fixed assets recognized in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program;
•higher financing charges attributable to higher weighted-average interest rates on long-term debt and short-term notes and higher volume of long-term debt; and
•lower income tax expense primarily attributable to higher deductible timing differences compared to the prior year.

While net income neutral, the results of operations in the period are also impacted by:
•the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods which resulted in an increase in revenue that has been offset by higher OM&A and income tax expense; and
•the cessation of the OEB-approved recovery of DTA amounts previously shared with ratepayers (DTA Recovery Amounts) on June 30, 2023 (see section “Regulation - Deferred Tax Asset” for further details) which resulted in a decrease to revenue that has been offset by lower income tax expense.

EPS
EPS was $1.81 for the year ended December 31, 2023, compared to EPS of $1.75 in 2022. The increase in EPS was primarily driven by the impact of higher earnings year over year, as discussed above.

Revenues

Year ended December 31 (millions of dollars, except as otherwise noted)	2023	2022	Change
Transmission	2,214	2,077	6.6%
Distribution	5,582	5,660	(1.4%)
Other	48	43	11.6%
Total revenues	7,844	7,780	0.8%

Transmission	2,214	2,077	6.6%
Distribution revenues, net of purchased power[1]	1,930	1,936	(0.3%)
Other	48	43	11.6%
Total revenues, net of purchased power[1]	4,192	4,056	3.4%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,806	20,368	2.2%
Distribution: Electricity distributed to Hydro One customers (GWh)	30,619	30,803	(0.6%)
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

4 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Transmission Revenues
Transmission revenues increased by 6.6% compared to the year ended December 31, 2022, primarily due to:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher average monthly peak demand; partially offset by
•regulatory adjustments, including the recognition of CDM revenues in the prior year following receipt of the OEB’s Decision and Order approving Hydro One’s JRAP Settlement Proposal and higher earnings sharing in the current period; and
•net income neutral items, including the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, partially offset by lower revenues associated with the cessation of the DTA Recovery period.

Distribution revenues
Distribution revenues decreased by 1.4% compared to the year ended December 31, 2022, primarily due to:
•lower purchased power costs, which are fully recovered from ratepayers and net income neutral; and
•lower revenues resulting from OEB-approved 2023 rates; partially offset by
•higher customer count and energy consumption;
•net income neutral items, including the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, partially offset by lower revenues associated with the cessation of the DTA Recovery period; and
•regulatory adjustments, including the accrued recovery of costs in accordance with the terms of the Getting Ontario Connected Act Variance Account (see “Regulation - Getting Ontario Connected Act Variance Account” for further details) which was partially offset by higher earnings sharing in the current period.

Distribution revenues, net of purchased power,5 remained in-line with the same period in the prior year largely due to the factors noted above, adjusted for the recovery of purchased power costs.

OM&A Costs

Year ended December 31 (millions of dollars)	2023	2022	Change
Transmission	499	445	12.1%
Distribution	765	739	3.5%
Other	90	74	21.6%
	1,354	1,258	7.6%

Transmission OM&A Costs
Transmission OM&A costs were 12.1% higher than the year ended December 31, 2022, primarily due to:
•higher work program expenditures including vegetation management and IT initiatives;
•the OEB-approved recovery of historical cost deferrals, which are net income neutral; and
•higher corporate support costs.

Distribution OM&A Costs
Distribution OM&A costs were 3.5% higher than the year ended December 31, 2022, primarily due to:
•the OEB-approved recovery of historical cost deferrals, which are net income neutral;
•higher work program expenditures, including a provision for forecast environmental expenditures; and
•higher corporate support costs; partially offset by
•lower allowance for doubtful accounts;
•costs related to storm restoration efforts incurred in the prior year, which were recovered from third parties and are offset in revenue, therefore net income neutral; and
•lower asset write-offs.

Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $30 million or 3.1% for the year ended December 31, 2023, primarily due to gains on the disposal of fixed assets recognized in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

5 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Financing Charges
Financing charges increased by $84 million, or 17.3%, for the year ended December 31, 2023, primarily due to higher weighted-average interest rates on long-term debt and short-term notes and higher volume of long-term debt, partially offset by higher capitalized interest.

Income Tax Expense
Income taxes are accounted for using the asset and liability method. Current income taxes are recorded based on the income taxes expected to be paid in respect of the current and prior years’ taxable income. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities including carryforward unused tax losses and credits.
As prescribed by the regulators, the Company recovers income taxes in revenues from ratepayers based on an estimate of current income tax expense in respect of regulated operations. The amounts of deferred income taxes related to regulated operations, which are considered to be more likely-than-not of recovery from, or refund to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax expense. Therefore, the consolidated income tax expense or recovery for the current period is based on the total current and deferred income tax expense or recovery, net of the regulatory accounting offset to deferred income tax expense arising from temporary differences recoverable from or refundable to customers in the future.
Income tax expense was $178 million for the year ended December 31, 2023, compared to $288 million in 2022. The $110 million decrease in income tax expense for the year ended December 31, 2023 was primarily attributable to:
•higher deductible timing differences compared to the prior year; and
•lower tax expense associated with net income neutral items including the cessation of the DTA Recovery period on June 30, 2023, partially offset by the OEB-approved recovery of cost deferrals recognized as regulatory assets in prior periods.

The Company realized an effective tax rate (ETR) of approximately 14.0% for the year ended December 31, 2023 compared to approximately 21.4% realized in 2022. The decrease of 7.4% was primarily attributable to the factors noted above.
Common Share Dividends
In 2023, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 13, 2023	March 15, 2023	March 31, 2023	$0.2796	167
May 4, 2023	June 7, 2023	June 30, 2023	$0.2964	178
August 8, 2023	September 13, 2023	September 29, 2023	$0.2964	177
November 7, 2023	December 13, 2023	December 29, 2023	$0.2964	178
				700
Following the conclusion of the fourth quarter of 2023, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 12, 2024	March 13, 2024	March 28, 2024	$0.2964	178

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of dollars, except per share amounts)	2023	2022	2021
Revenues	7,844	7,780	7,225
Net income to common shareholders of Hydro One	1,085	1,050	965

Basic EPS	$1.81	$1.75	$1.61
Diluted EPS	$1.81	$1.75	$1.61

Dividends per common share declared	$1.17	$1.11	$1.05

As at December 31 (millions of dollars)	2023	2022	2021
Total assets	32,852	31,457	30,383
Total non-current financial liabilities[1]	14,750	13,073	13,066
1 Total non-current financial liabilities include long-term debt, long-term lease obligations, derivative liabilities, and long-term accounts payable.

Net Income - 2022 compared to 2021
Net income attributable to common shareholders of Hydro One for the year ended December 31, 2022 of $1,050 million is an increase of $85 million, or 8.8%, from the prior year. Significant influences on the change in net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,6 resulting from:
•an increase in transmission revenues due to OEB-approved 2022 transmission rates, higher peak demand and the recognition of CDM revenues following receipt of the OEB's JRAP Decision; and
•an increase in distribution revenues, net of purchased power,6 mainly due to OEB-approved 2022 distribution rates.
•higher OM&A costs primarily resulting from higher work program expenditures including environmental management, stations and lines maintenance, and IT initiatives.
•higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs primarily resulting from storm restoration efforts, partially offset by a gain realized on the sale of surplus property.
•higher financing charges attributable to the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision (see section “Regulation - Deferred Tax Asset” for further details) in the second quarter of 2021, as well as higher weighted-average interest rates on short-term notes.
•higher income tax expense primarily attributable to:
•higher pre-tax earnings adjusted for the impact of the DTA Recovery Amounts pursuant to the DTA Implementation Decision (see section “Regulation - Deferred Tax Asset” for further details); partially offset by
•higher deductible timing differences compared to the prior year.
Revenue was also positively impacted by the DTA Implementation Decision (see section “Regulation - Deferred Tax Asset” for further details). These impacts are partially offset by the impact of the regulatory adjustment related to the capitalized overheads approved in the JRAP settlement (Capitalized Overhead Tax Variance). Together these items are offset by a net increase in income tax expense and are therefore net income neutral in the period.

EPS - 2022 compared to 2021
EPS was $1.75 for the year ended December 31, 2022, compared to EPS of $1.61 in 2021. The increase in EPS was primarily driven by the impact of higher earnings year over year, as noted above.

6 Revenues, net of purchased power, is a non-GAAP financial measure. See section "Non-GAAP Financial Measures"

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Revenues	1,979	1,934	1,857	2,074	1,862	2,031	1,840	2,047
Purchased power	990	854	798	1,010	895	963	852	1,014
Revenues, net of purchased power[1]	989	1,080	1,059	1,064	967	1,068	988	1,033
Net income to common shareholders	181	357	265	282	178	307	255	310

Basic EPS	$0.30	$0.60	$0.44	$0.47	$0.30	$0.51	$0.43	$0.52
Diluted EPS	$0.30	$0.59	$0.44	$0.47	$0.30	$0.51	$0.42	$0.52

Earnings coverage ratio[2]	2.9	3.0	3.1	3.2	3.3	3.3	3.3	3.2
1    Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.

CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the years ended December 31, 2023 and 2022:

Year ended December 31 (millions of dollars)	2023	2022	Change
Transmission	1,296	1,405	(7.8%)
Distribution	994	853	16.5%
Other	34	9	277.8%
Total assets placed in-service	2,324	2,267	2.5%

Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $109 million, or 7.8%, during the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily as a result of:
•the timing of investments placed in-service for major development projects, including the Lakeshore Transmission Station that was placed in service in the prior year, partially offset by the Barrie Area Transmission Upgrade project which was placed in-service during the fourth quarter of 2023;
•the timing of assets placed in-service for customer connections; and
•lower investments placed in-service for transmission line refurbishments and replacements; partially offset by
•higher volume of investments placed in-service for IT initiatives; and
•higher volume of assets placed in-service for grid operating and control facilities.

Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $141 million, or 16.5%, during the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily as a result of:
•higher volume of investment placed in-service for IT initiatives;
•higher volume of customer connections, line refurbishments and wood pole replacements;
•the timing of investments placed in-service for system capability reinforcement projects;
•higher volume of joint use assets and line relocations; and
•higher spend on minor fixed assets; partially offset by
•lower volume of storm-related asset replacements;
•the completion of the Dunnville Operation Centre in 2022; and
•the timing of assets placed in-service for station refurbishments and replacements.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Other Assets Placed in-Service
Other assets placed in-service increased by $25 million, or 277.8%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily as a result of the replacement of a portion of Acronym’s IT equipment.

Capital Investments
The following table presents Hydro One’s capital investments during the years ended December 31, 2023 and 2022:

Year ended December 31 (millions of dollars)	2023	2022	Change
Transmission
Sustaining	1,037	897	15.6%
Development	345	214	61.2%
Other	111	98	13.3%
	1,493	1,209	23.5%
Distribution
Sustaining	397	433	(8.3%)
Development	488	383	27.4%
Other	130	83	56.6%
	1,015	899	12.9%
Other	23	24	(4.2%)
Total capital investments	2,531	2,132	18.7%

Total 2023 capital investments of $2,531 million were largely in-line with the previously disclosed expected amount of $2,583 million.

Transmission Capital Investments
Transmission capital investments increased by $284 million, or 23.5%, during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily as a result of:
•higher volume of station refurbishments and equipment replacements;
•investments in the new Chatham to Lakeshore and Waasigan Transmission Lines;
•higher volume of customer connections;
•higher spend on specified equipment to support long-term projects; and
•higher spend on minor fixed assets.

Distribution Capital Investments
Distribution capital investments increased by $116 million, or 12.9%, in the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily as a result of:
•higher volume of customer connections;
•higher volume of line refurbishments and wood pole replacements;
•investments in the Advanced Metering Infrastructure System 2.0 project;
•higher spend on minor fixed assets;
•higher spend on system capability reinforcement projects;
•the completion of the Orleans Operation Centre, Orillia Operation Centre and Orillia Distribution Centre;
•higher spend on IT initiatives;
•higher volume of joint use assets and line relocations; and
•investments in Ontario’s broadband initiative; partially offset by
•lower spend on storm-related asset replacements.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at December 31, 2023:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Chatham to Lakeshore Transmission Line[2]	Southwestern Ontario	New transmission line and station expansion	2024	253	140
East-West Tie Station Expansion[3]	Northern Ontario	New transmission connection and station expansion	2024	191	188
Barrie Area Transmission Upgrade[4]	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2024	125	111
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	8
St. Clair Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	2025	38	19
Waasigan Transmission Line[6]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	79
Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Mississagi to Third Line Line[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Hanmer to Mississagi Line[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Greater Toronto Area East Line[8]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	171
Beck #2 Transmission Station Circuit Breaker Replacement[4]	Niagara area Southwestern Ontario	Station sustainment	2024	135	124
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	140
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	130
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	36
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	64
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	97
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
3 The East-West Tie Station Expansion project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-23 period, and final project in-service expected in 2024.
4 Major portions of the Barrie Area Transmission Upgrade and Beck #2 Transmission Station Circuit Breaker Replacement were completed and placed in-service.
5 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
6 The Waasigan Transmission Line Project includes both phase 1 and phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 in 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible. On May 4, 2022 and November 18, 2022, under Hydro One’s equity partnership model, Hydro One entered into agreements with First Nations communities that provide them the opportunity to acquire a 50% equity stake in the transmission line component of the project. Completion of the project remains subject to stakeholder consultation and regulatory approvals. See section "Other Developments - Supporting Critical Infrastructure in Northwestern Ontario" for further details.
7 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.
8 The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2024 to 2027 capital estimates differ from prior disclosures as the Company has updated its plan for timing and pacing of future capital investments, as well as re-prioritization of work.
The following tables summarize Hydro One’s annual projected capital investments for 2024 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2024	2025	2026	2027
Transmission[1]	1,998	1,935	1,696	1,507
Distribution	1,093	1,060	938	884
Other	20	18	15	14
Total capital investments[2]	3,111	3,013	2,649	2,405

By category: (millions of dollars)	2024	2025	2026	2027
Sustainment	1,760	1,618	1,452	1,221
Development[1]	1,075	1,165	1,006	1,008
Other[3]	276	230	191	176
Total capital investments[2]	3,111	3,013	2,649	2,405
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the JRAP Decision.
2 On March 29, 2021, the IESO requested Hydro One to initiate work to develop and construct a new transmission line between Chatham and Lambton (the St. Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). On October 23, 2023, the Minister of Energy further directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for three priority transmission line projects to meet growing electricity demand in Northeastern and Eastern Ontario. The future capital investments presented do not include capital expenditures of the six additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.

SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Year ended December 31 (millions of dollars)	2023	2022
Net cash from operating activities	2,412	2,260
Net cash used in financing activities	(172)	(197)
Net cash used in investing activities	(2,691)	(2,073)
Decrease in cash and cash equivalents	(451)	(10)

Net cash from operating activities
Net cash from operating activities increased by $152 million for the year ended December 31, 2023 compared to the same period in 2022. The increase was impacted by various factors, including the following:
•increase in net working capital deficiency primarily attributable to higher accrued liabilities and higher cost of power payable to the IESO related to the Global Adjustment Rate, partially offset by higher receivables from the IESO associated with provincial funding programs; and
•changes in regulatory account balances.

Net cash used in financing activities
Net cash used in financing activities decreased by $25 million for the year ended December 31, 2023, compared to the same period of 2022. This was impacted by various factors, including the following:
Uses of cash
•the Company repaid $7,650 million of short-term notes in 2023, compared to $6,000 million repaid in 2022.
•the Company repaid $731 million of long-term debt in 2023, compared to $603 million repaid in 2022.
•common share dividends paid in 2023 were $700 million, compared to dividends of $662 million paid in 2022.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Sources of cash
•the Company received proceeds of $6,550 million from the issuance of short-term notes in 2023, compared to $6,335 million received in 2022.
•the Company issued $2,375 million of long-term debt in 2023, compared to $750 million of long-term debt issued in 2022.

Net cash used in investing activities
Net cash used in investing activities for the year ended December 31, 2023 was $618 million higher than the same period of 2022 as a result of higher capital investments as well as higher spend on future use assets. See section “Capital Investments” for comparability of capital investments made by the Company during the year ended December 31, 2023 compared to the prior year.

LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,7 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At December 31, 2023, Hydro One Inc. had $279 million in commercial paper borrowings outstanding, compared to $1,374 million outstanding at December 31, 2022. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at December 31, 2023. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. No amounts were drawn on the Operating Credit Facilities at December 31, 2023 or 2022. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO7 are expected to be sufficient to fund the Company’s operating requirements.
At December 31, 2023, the Company had long-term debt outstanding in the principal amount of $15,445 million, which included $425 million of long-term debt issued by Hydro One, $15,020 million of long-term debt issued by Hydro One Inc. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program, as further described below. On January 12, 2023, Hydro One published a Sustainable Financing Framework, which allows the Company and its subsidiaries to issue sustainable financing instruments, such as sustainable and green bonds, and allocate the net proceeds to investments in eligible green and social project categories. The Company's total long-term debt consists of notes and debentures that mature between 2024 and 2064, and at December 31, 2023, had a weighted-average term to maturity of approximately 13.7 years (December 31, 2022 - 14.0 years) and a weighted-average coupon rate of 4.1% (December 31, 2022 - 3.9%).
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million and expires in July 2024. At December 31, 2023, $875 million remained available for issuance under the MTN Program prospectus. A new MTN Program prospectus is expected to be filed in the first quarter of 2024. On January 12, 2024, Hydro One Inc. issued sustainable and green bonds totalling $800 million aggregate principal amount under its MTN Program, including (a) $250 million aggregate principal amount of Series 53 notes with a maturity date of November 30, 2029 and a coupon rate of 3.93%; and (b) $550 million aggregate principal amount of Series 59 notes with a maturity date of March 1, 2034 and a coupon rate of 4.39%.
On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. At December 31, 2023, no securities have been issued under the Universal Base Shelf Prospectus.
On November 22, 2022, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. At December 31, 2023, no securities have been issued under the US Debt Shelf Prospectus.

Compliance
At December 31, 2023, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
7 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Credit Ratings
Various ratings organizations review the Company’s and Hydro One Inc.’s debt ratings from time to time. These rating organizations may take various actions, positive or negative. The Company cannot predict what actions rating agencies may take in the future. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
On August 18, 2023, S&P Global Ratings revised its outlooks on the Company and Hydro One Inc. to positive from stable, and affirmed the companies' existing issuer and issue-level ratings.
At December 31, 2023, Hydro One’s long-term debt ratings were as follows:

Rating Agency	Long-term Debt Rating
DBRS Limited	A
S&P Global Ratings	BBB+

At December 31, 2023, Hydro One Inc.’s long-term and short-term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited	R-1 (low)	A (high)
Moody’s Investors Service	Prime-2	A3
S&P Global Ratings	A-1 (low)	A-
Effect of Interest Rates
The Company is exposed to fluctuations of interest rates as its regulated return on equity (ROE) is derived using a formulaic approach that takes into account changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. See section “Risk Management and Risk Factors - Risks Relating to Hydro One’s Business - Market, Financial Instrument and Credit Risk” for more details.

Pension Plan
In 2023, Hydro One made cash contributions of $69 million to its pension plan, compared to cash contributions of $89 million in 2022. The Company also incurred $93 million of net periodic benefit credit, compared to $53 million of net income periodic benefit cost incurred in 2022.
In September 2023, Hydro One filed a triennial actuarial valuation of its pension plan at December 31, 2022 which is effective for 2023 to 2025. Based on this valuation, Hydro One estimates that total Company pension contributions for 2024, 2025, 2026, 2027, 2028, and 2029 are approximately $71 million, $73 million, $75 million, $77 million, $80 million, and $83 million, respectively. Future minimum contributions beyond 2025 will be updated following the actuarial funding valuation as of December 31, 2025, which is expected to be filed by no later than September 30, 2026. Should Hydro One elect to file a valuation earlier than required, contributions for 2024 and 2025 would also be updated, as applicable.
As a result of the transfer of 234 Inergi LP employees to Hydro One over a 10-month period ending January 1, 2022, the assets and liabilities of the Inergi Pension Plan were transferred to the Hydro One Pension Plan (the Plan) on March 2, 2023. The value of assets and liabilities transferred to the Plan were approximately $377 million and $333 million, respectively, at the date of transfer. Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks, and transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans, which occurred on the date of transfer of each group of Transferred Employees.
The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as the discount rate, rate of return on plan assets, rate of cost of living increase and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates - Employee Future Benefits”.

OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at December 31, 2023 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	15,445	700	2,075	1,175	11,495
Long-term debt - interest payments	9,110	627	1,180	1,057	6,246
Short-term notes payable	279	279	—	—	—
Pension contributions[1]	459	71	148	157	83
Environmental and asset retirement obligations	134	42	16	3	73
Outsourcing and other agreements	253	138	77	22	16
Capital agreements	130	24	106	—	—
Lease obligations	52	13	22	14	3
Long-term software/meter agreement	47	25	20	2	—
Total contractual obligations	25,909	1,919	3,644	2,430	17,916

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[2]	182	182	—	—	—
Guarantees[3]	512	512	—	—	—
Total other commercial commitments	3,244	694	—	2,550	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2022 and filed on September 26, 2023.
2 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $18 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $2 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary.

SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at February 12, 2024, Hydro One had 599,077,067 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At February 12, 2024, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan (LTIP) were vested and exercised at February 12, 2024 was 1,925,301.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
REGULATION
Hydro One Networks
On November 29, 2022 the OEB issued a Decision and Order approving Hydro One Networks' JRAP for distribution rates and transmission revenue requirement for the period 2023 to 2027. The following table lists the rate base and revenue requirements arising from the approved rate application:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base	Revenue Requirement[1]	Rate Base	Revenue Requirement[1]
2023	$14,534 million	$1,952 million	$9,460 million	$1,727 million
2024	$15,342 million	$2,073 million	$9,979 million	$1,813 million
2025	$16,271 million	$2,168 million	$10,573 million	$1,886 million
2026	$17,148 million	$2,277 million	$11,153 million	$1,985 million
2027	$17,940 million	$2,362 million	$11,656 million	$2,071 million
1 Revenue requirements for 2024 to 2027 do not reflect the updates per the annual application process with the regulator to reflect latest OEB inflation factors.
Following the OEB approval of the JRAP Settlement and the completion of the recovery of DTA amounts previously shared with ratepayers in 2023, Hydro One's ETR over the JRAP period is expected to be between 13% and 16%.
Deferred Tax Asset
On April 8, 2021, the OEB rendered its DTA Implementation Decision, approving the recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023.
The recovery of the previously shared DTA amounts plus carrying charges resulted in a $67 million contribution to FFO8 for the year ended December 31, 2023 (2022 - $135 million). In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This resulted in additional FFO8 of approximately $46 million for 2023, but is anticipated to decline annually thereafter.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023 to 2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023 to 2027, and a 3.72% rate increase effective May 1, 2023. Revenue requirements for 2024 to 2027 will be updated per the annual application process with the regulator to reflect latest OEB inflation factors.
Getting Ontario Connected Act Variance Account
On October 31, 2023 the OEB established an industry-wide generic variance account, effective April 1, 2023, which allows rate-regulated electricity distributors to record incremental costs of locating underground infrastructure resulting from the implementation of Bill 93, in a regulatory account for future recovery subject to the approval of the OEB. See section “Building Broadband Faster Act, 2021” for further details on Bill 93. As at December 31, 2023, the Company has recorded approximately $9 million in this account.
Cloud Computing Arrangement Implementation Costs
On November 2, 2023, the OEB established an industry-wide generic deferral account, effective December 1, 2023, which allows rate-regulated entities, including electricity distributors and transmitters, to record incremental cloud computing implementation costs incurred and any related offsetting savings, if applicable, in a regulatory account for future recovery subject to the approval of the OEB. As at December 31, 2023, the company is tracking $nil in this account, and is assessing the potential impact of establishing the account for future periods.
8 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
OTHER DEVELOPMENTS

Exemptive Relief
Disclosure of Ownership by the Province
On July 28, 2022, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation (OPG) (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the “Non-Aggregated Holders”) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited that it owns or controls separately from securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited in any information circular or annual information form in respect of such securities beneficially owned or controlled by any Non-Aggregated Holder, subject to certain conditions. This exemptive relief will remain in effect until the earliest to occur of the following: (i) July 28, 2027, and (ii) the date that the Non-Aggregated Holders becomes subject to disclosure requirements that are substantially similar to the disclosure requirements regarding beneficial ownership or control over securities of Hydro One Limited or debt securities of Hydro One Inc. or HOHL for which such exemption was granted and such disclosure requirements require the aggregation of holdings by the Minister of Energy with other Non-Aggregated Holders. Substantially similar relief had previously been granted on June 6, 2017, which terminated in 2022.
US GAAP
On October 13, 2022, Hydro One was granted exemptive relief by the securities regulators in each province and territory of Canada that allows Hydro One to continue to report its financial results in accordance with US GAAP (the “Exemptive Relief”). The Exemptive Relief will remain in effect until the earliest to occur of the following: (i) January 1, 2027; (ii) if Hydro One ceases to have rate-regulated activities, the first day of Hydro One’s financial year that commences after it ceases to have such rate-regulated activities; and (iii) the first day of Hydro One’s financial year that commences on or following the later of: (a) the effective date prescribed by the International Accounting Standards Board (IASB) for the mandatory application of a standard within International Financial Reporting Standards specific to entities with rate-regulated activities (the “Mandatory Rate-regulated Standard”); and (b) two years after the IASB publishes the final version of a Mandatory Rate-regulated Standard. In January 2021, the IASB published Exposure Draft – Regulatory Assets and Liabilities (the “Exposure Draft”). The effective date for mandatory application of the eventual final standard, if any, is not yet determinable and the Company continues to monitor the developments of the Exposure Draft and determine the potential impacts to the Company’s financial statements.
Hydro One is also permitted to report its financial results in accordance with US GAAP by virtue of being, and for so long as it remains, an “SEC issuer” (within the meaning of National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards). There can be no assurance that Hydro One will remain an SEC issuer indefinitely.

Chapleau Hydro Purchase Agreement
On November 6, 2023, Hydro One Networks and Chapleau Public Utilities Corporation (Chapleau Hydro) signed a definitive agreement for Hydro One Networks to acquire Chapleau Hydro’s distribution business to serve electricity customers within the Township of Chapleau. The agreement includes purchasing substantially all of Chapleau Hydro’s electricity distribution assets. Chapleau Hydro is owned by the Township of Chapleau. Hydro One Networks is expected to pay approximately $2.3 million for the transaction, subject to adjustments. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB. On November 20, 2023, Hydro One filed a Mergers, Amalgamations, Acquisitions and Divestitures (MAAD) application with the OEB to seek approval for the transaction. A decision from the OEB is pending.

Building Broadband Faster Act, 2021
In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers being issued in December 2021. The most recent Order and Decision on November 2022 from the OEB adjusts the annual wireline attachment rate to $36.05 per attacher per pole.

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company continues to be engaged with the Province and the OEB on implementing an appropriate regulatory framework to support the published BBFA Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.

Supporting Critical Transmission Infrastructure in Southwestern Ontario
On May 9, 2022, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. On November 24, 2022, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval. On December 28, 2022, the Haudenosaunee Development Institute (HDI) filed an appeal to the Divisional Court, under s.22 of the OEBA, of this decision. The appeal, among other items, asked to set aside the OEB's decision granting Hydro One approval to construct the Chatham to Lakeshore Transmission Line project and to deny the application. The HDI filed their appeal materials on March 1, 2023. The OEB and Hydro One filed their responding materials on May 1, 2023.
On June 8, 2023, all parties mutually agreed to a dismissal of the appeal without costs, and the appeal was dismissed by the Divisional Court on June 12, 2023. On June 15, 2023, Hydro One commenced construction of the Chatham to Lakeshore Transmission Line Project, which was expected to be in-service by the end of 2025.
On November 3, 2023, the Company announced a revision to the anticipated in-service date and estimated cost of the project. The Chatham to Lakeshore Transmission Line project is now expected to be in-service by December 2024 and completed for a total cost of $253 million.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister of Energy to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project. Hydro One is currently undertaking an environmental assessment which includes both phases of the project (see section “Major Transmission Capital Investment Projects”). On November 9, 2023, the Final Environmental Assessment was filed with the Ministry of Environment Climate and Parks for review and approval. Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line project, a single-circuit 230 kilovolt transmission line between Mackenzie Transformer Station in the Town of Atikokan and Dryden Transformer Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.

On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line Project. See section "Major Transmission Capital Investment Projects".

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry of Energy (Ministry) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario. The Ministry proposed to bring forward an Order in Council that would, if approved, declare the following transmission projects, recommended to be in-service by 2029, to be priority projects under s. 96.1 (1) of the OEBA:
•The Mississagi to Third Line – a 230-kilovolt transmission line that is expected to run approximately 75 kilometer from Mississagi Transformer Station (west of Sudbury) to Third Line Transformer Station (Sault Ste Marie);
•The Hanmer to Mississagi Line – a 500-kilovolt transmission line that is expected to run approximately 205 kilometer from Hanmer Transformer Station (Greater Sudbury) to Mississagi Transformer Station (west of Sudbury); and
•The Greater Toronto Area East Line – a 230-kilovolt transmission line that is expected to run approximately 50 kilometer from either Cherrywood Transformer Station (Pickering) or Clarington Transformer Station (Oshawa) into Dobbin Transformer Station (Peterborough).
At the same time, the Ministry also proposed to bring forward an Order in Council and companion Directive, pursuant to s. 28.6.1 of the OEBA that would, if approved, direct the OEB to amend Hydro One Networks’ transmission licence to require it to undertake development work and seek all necessary approvals to construct the three projects listed above. The 60-day consultation period ended on September 8, 2023.
On October 23, 2023, the Minister of Energy directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three priority transmission line projects noted above. On November 14, 2023, further to the Ministry’s Directive, the OEB amended Hydro One’s electricity transmission licence to require it to develop and seek approvals for these Projects in accordance with the recommendations of the IESO.

Sustainability Report
The Hydro One 2022 Sustainability Report entitled “Enabling Ontario's Clean Energy Future” is available on the Company’s website at www.hydroone.com/sustainability.
The 2022 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP TEAM
Board of Directors
On June 2, 2023, Mitch Panciuk, Helga Reidel and Brian Vaasjo were elected to the Board of Hydro One. Their appointments replaced William (Bill) Sheffield, Blair Cowper-Smith and Russel Robertson who did not stand for re-election at the Annual General Meeting on June 2, 2023.
Executive Leadership Team
On January 10, 2023, Hydro One announced that the Board of Directors had approved the appointment of David Lebeter as President and Chief Executive Officer effective February 1, 2023. On February 1, 2023, Bill Sheffield stepped down from his role as Interim President and Chief Executive Officer, he continued in his role as a director of Hydro One until the Annual General Meeting on June 2, 2023 where he did not stand for re-election.
On April 13, 2023, Hydro One announced the appointment of Teri French as Executive Vice President (EVP), Operations and Customer Experience and Andrew Spencer as EVP, Capital Portfolio Delivery. On the same day, the Company announced expanded mandates for Megan Telford as EVP, Strategy, Energy Transition, Human Resources and Safety and Chris Lopez as EVP, Chief Financial and Regulatory Officer.
On April 13, 2023, Paul Harricks announced his intention to retire and stepped down from his role as EVP, Chief Legal Officer. On the same day, Cassidy McFarlane was named General Counsel of Hydro One. Paul Harricks remained with Hydro One as a Senior Advisor to the Chief Executive Officer until December 31, 2023.
Effective June 30, 2023, Brad Bowness resigned as Chief Information Officer of Hydro One.
On January 2, 2024, Chris Lopez announced his intention to step down as EVP and Chief Financial and Regulatory Officer, effective June 30, 2024.

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
HYDRO ONE WORK FORCE
At December 31, 2023, Hydro One had a skilled and flexible work force of approximately 7,000 (2022 - 6,500) regular employees and 2,200 (2022 - 1,100) non-regular employees province-wide, comprising a mix of skilled trades, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to flexibly use highly trained and appropriately skilled workers on a project-by-project and seasonal basis.
The following table sets out the number of Hydro One employees as at December 31, 2023:

	Regular Employees	Non-Regular Employees	Total
Power Workers' Union (PWU)[1]	4,079	550	4,629
Society of United Professionals (Society)	2,024	50	2,074
Canadian Union of Skilled Workers (CUSW) and construction building trade unions	—	1,550	1,550
Total employees represented by unions	6,103	2,150	8,253
Management and non-represented employees	941	19	960
Total employees[2]	7,044	2,169	9,213
1 Includes 430 non-regular “hiring hall” employees covered by the PWU agreement.
2    The average number of Hydro One employees in 2023 was approximately 9,700, consisting of approximately 6,900 regular employees and approximately 2,800 non-regular employees.
Collective Agreements
On June 23, 2023 Hydro One reached a tentative agreement for the collective agreement with the PWU for Customer Service Operations which had expired on September 30, 2022. On the same date, Hydro One also reached a tentative agreement with the PWU for the main collective agreement that had expired on March 31, 2023. On August 16, 2023, PWU members ratified the main collective agreement for a term from April 1, 2023 to September 30, 2025. On August 21, 2023, PWU members ratified the PWU Customer Service Operations collective agreement for a term from October 1, 2022 to September 30, 2025.
The collective agreement with the Society expired on March 31, 2023. On August 14, 2023, Hydro One and the Society of United Professionals announced a tentative settlement of a collective agreement for a term from April 1, 2023 to September 30, 2025. On September 11, 2023, the Society members ratified the collective agreement.
Stock-based Compensation
The Company granted Deferred Share Units (DSUs) and LTIP awards, consisting of Performance Share Units (PSUs) and Restricted Share Units (RSUs), to Directors, Management, and certain eligible employees. At December 31, 2023 and 2022, the following LTIP and other awards were outstanding:

December 31 (number of units)	2023	2022
PSUs	142,925	—
RSUs	186,971	—
Management DSUs	134,370	118,505
Director DSUs	94,624	99,939
Society RSUs	—	36,124
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, and revenues, net of purchased power, to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power, are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

20

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Year ended December 31 (millions of dollars)	2023	2022
Net cash from operating activities	2,412	2,260
Changes in non-cash balances related to operations	(252)	(61)
Distributions to noncontrolling interest	(10)	(10)
FFO	2,150	2,189
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power, on a consolidated basis.

Year ended December 31 (millions of dollars)	2023	2022
Revenues	7,844	7,780
Less: Purchased power	3,652	3,724
Revenues, net of purchased power	4,192	4,056

Year ended December 31 (millions of dollars)	2023	2022
Distribution revenues	5,582	5,660
Less: Purchased power	3,652	3,724
Distribution revenues, net of purchased power	1,930	1,936

Quarter ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Revenues	1,979	1,934	1,857	2,074	1,862	2,031	1,840	2,047
Less: Purchased power	990	854	798	1,010	895	963	852	1,014
Revenues, net of purchased power	989	1,080	1,059	1,064	967	1,068	988	1,033

Quarter ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Distribution revenues	1,459	1,329	1,285	1,509	1,371	1,458	1,314	1,517
Less: Purchased power	990	854	798	1,010	895	963	852	1,014
Distribution revenues, net of purchased power	469	475	487	499	476	495	462	503

21

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

Year ended December 31 (millions of dollars)	2023	2022
Short-term notes payable	279	1,374
Less: cash and cash equivalents	(79)	(530)
Long-term debt (current portion)	700	733
Long-term debt (long-term portion)	14,710	13,030
Total debt (A)	15,610	14,607

Shareholders' equity (excluding noncontrolling interest)	11,680	11,306
Total debt plus shareholders' equity (B)	27,290	25,913

Debt-to-capitalization ratio (A/B)	57.2%	56.4%

Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Net income to common shareholders	181	357	265	282	178	307	255	310
Income tax expense	13	36	65	64	41	100	68	79
Financing charges	147	143	144	136	128	122	119	117
Earnings before income taxes and financing charges attributable to common shareholders	341	536	474	482	347	529	442	506

Twelve months ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Earnings before income taxes and financing charges attributable to common shareholders (A)	1,833	1,839	1,832	1,800	1,824	1,814	1,774	1,700

Quarter ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Financing charges	147	143	144	136	128	122	119	117
Capitalized interest	19	20	18	15	16	16	16	15
Financing charges and capitalized interest	166	163	162	151	144	138	135	132

Twelve months ended (millions of dollars)	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
Financing charges and capitalized interest (B)	642	620	595	568	549	544	539	524

Earnings coverage ratio = A/B	2.9	3.0	3.1	3.2	3.3	3.3	3.3	3.2

22

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership at December 31, 2023. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the years ended December 31, 2023 and 2022:

Year ended December 31 (millions of dollars)
Related Party	Transaction	2023	2022
Province	Dividends paid	330	312
IESO	Power purchased	2,297	2,374
	Revenues for transmission services	2,195	2,062
	Amounts related to electricity rebates	897	1,031
	Distribution revenues related to rural rate protection	250	247
	Distribution revenues related to supply of electricity to remote northern communities	46	35
	Distribution revenues related to Wataynikaneyap Power LP	54	—
	Funding received related to CDM programs	3	3
OPG	Power purchased	16	20
	Transmission revenues related to provision of services and supply of electricity	2	2
	Distribution revenues related to provision of services and supply of electricity	5	5
	Other revenues related to provision of services and supply of electricity	1	1
	Capital contribution received from OPG	5	5
	Costs related to the purchase of services	2	2
OEFC	Power purchased from power contracts administered by the OEFC	1	2
OEB	OEB fees	12	10
OCN LP1	Investment in OCN LP	—	4
1 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management and, to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
The material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities are set out in the risk factors below. These risks, if they materialize, could have a materially adverse effect on the Company or its business, financial condition, or results of operations. This list is not a comprehensive list of all the risks to the Company, and the actual effect of any of the risks cited below could be materially different from what is described below. Additionally, other risks may arise or risks currently not considered material may become material in the future.
Risks Relating to Hydro One’s Business
Regulatory Risks and Risks Relating to Hydro One’s Revenues
Risks Relating to Actual Performance Against Forecasts
The Company’s ability to recover the actual costs of providing service and earn the allowed ROE depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance, administration, capital and financing costs above those included in the Company’s approved revenue requirement. The inability to recover any significant difference between forecast and actual expenses and to obtain associated regulatory approvals to recover the difference could materially adversely affect the Company’s financial condition and results of operations.
Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue, net income and cash flows for either, or both, of these businesses could be materially adversely affected.
The Company’s current revenue requirements for its transmission and distribution businesses are based on cost and other assumptions, including inflation, that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.

23

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
The Company is subject to risk of revenue loss from other factors, such as economic trends and conditions, changes in service territory, and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter can be expected to reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues, net income and cash flows as compared to the same period of the previous year.
The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.
Risks Relating to Non-Rate Applications to the OEB
In addition to the matters described in the “Risks Relating to Obtaining Rate Orders” subsection below, the Company is also subject to the risk that it will not obtain, or will not obtain in a timely manner, required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Appeals of OEB decisions and/or the need to obtain required occupation rights may result in significant delays, which could also lead to increased costs and project delays.
Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved, that the Company may not be selected to build new transmission as part of a competitive process, or that unfavourable conditions will be imposed by the OEB.
Hydro One may face increased competition with other transmitters for opportunities to build new, large-scale transmission facilities in Ontario. The Company is subject to the risk that it will not be selected to build new transmission in Ontario, which could impair growth, disrupt operations and/or development, or have other adverse impacts.
Risks Relating to Rate-Setting Models for Transmission and Distribution
The OEB approves and periodically changes the rate-setting models and methodology for the transmission and distribution businesses. Changes to the application type, filing requirements, rate-setting model or methodology, or revenue requirement determination may have a material negative impact on Hydro One’s revenue and net income. For example, the OEB may in the future decide to reduce the allowed ROE for either of these businesses, modify the formula or methodology it uses to determine the ROE, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company. Similarly, the OEB may in the future consider other utility remuneration models, and any such change could affect Hydro One’s revenue and net income.
The OEB’s Custom Incentive Rate-setting model requires that the term of a custom rate application be for multi-year periods. There are risks associated with forecasting key inputs such as revenues, operating expenses and capital over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.
When rates are set for a multi-year period, including under a Custom Incentive Rate application, the OEB expects there to be no further rate applications for annual updates within the multi-year period, unless it is consistent with OEB approved funding mechanisms or there are exceptional circumstances, with the exception of the clearance of established deferral and variance accounts. For example, the OEB does not expect to address annual rate applications for updates for cost of capital (including ROE), working capital allowance or sales volumes. If there were an increase in interest rates over the period of a rate decision and no corresponding changes were permitted to the Company’s revenue requirement (including cost of capital parameters), then the result could be a decrease in the Company’s financial performance.
To the extent that the OEB approves an in-service variance account for the transmission and/or distribution businesses, and should the Company fail to meet the threshold levels of in-service capital, the OEB may reclaim a corresponding portion of the Company’s revenues.
Risks Relating to Capital Expenditures
In order to be recoverable in rates, capital expenditures require the approval of the OEB. There can be no assurance that all capital expenditures, including any imposed by or resulting from government or regulatory bodies, incurred by Hydro One will be approved by the OEB. For example, capital cost overruns including those due to economic trends and conditions including inflation, unexpected capital expenditures in maintaining or improving the Company’s assets, unexpected costs as a result of proposed legislation, including that relating to the expansion of broadband service in Canada, may not be recoverable in transmission or distribution rates. To the extent possible, Hydro One aims to mitigate this risk by ensuring expenditures are reasonable and prudent, and also by seeking from the regulator clear policy direction on cost responsibility, and by obtaining pre-approval of the need for capital expenditures.

24

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Any regulatory decision by the OEB to disallow or limit the recovery of any capital expenditures would lead to a lower-than-expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.
Risks Relating to Obtaining Rate Orders
The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in outstanding or future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, including the costs of debt and income taxes, or to earn a particular ROE. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and the ability to recover in rates costs actually incurred, may materially adversely affect: Hydro One’s transmission and distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, the Company may incur costs before having an approved revenue requirement and cash flows could be impacted. The Company is also subject to the risk that the OEB could change the regulatory treatment of certain costs which may affect the Company’s accounting treatment of and ability to recover such costs.
Risk of Recoverability of Total Compensation Costs
Hydro One manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits (OPEBs), subject to restrictions and requirements imposed by the collective bargaining process and legislative requirements. Any element of total compensation costs which is disallowed in whole or part by the OEB and therefore not recoverable from customers in rates could result in costs which could be material and could decrease net income, which could have a material adverse effect on the Company. The OEBA prohibits Hydro One from recovering specified executive compensation costs in its rates.
The Company provides OPEBs, including workers' compensation benefits and long-term disability benefits to qualifying employees. Hydro One currently maintains the accrual accounting method with respect to OPEBs. If the OEB directed Hydro One to transition to a different accounting method for OPEBs or otherwise adjusted the basis of recovery for OPEB costs, this could result in income volatility, due to an inability of the Company to book the difference between the accrual and cash as a regulatory asset, and the Company might not be able to recover some costs. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.
Risks Relating to Government Action
The Province is, and is likely to remain, the largest shareholder in Hydro One Limited. The Province may be in a position of conflict from time to time as a result of being an investor in Hydro One Limited and also being a government actor setting broad policy objectives in the electricity industry. Government actions may not be in the interests of the Company or investors.
Governments may pass legislation or issue regulations at any time, including legislation or regulation impacting Hydro One, which could have potential material adverse effects on Hydro One and its business. Such government actions may include, but are not limited to, legislation, regulation, directives or shareholder action intended to reduce electricity rates, place constraints on compensation, or affect the governance of Hydro One. Such government actions could adversely affect the Company’s financial condition and results of operations, as well as public opinion and the Company’s reputation. Government action may also hinder Hydro One’s ability to pursue its strategy and/or objectives.
The Province has in the past passed legislation to place limits on executive compensation at Hydro One and there is no guarantee they may not do so in the future. Potential involvement by the Province in the Company’s executive compensation practices may inhibit the Company’s ability to attract and retain qualified executive talent, which may also impact the Company’s performance, strategy and/or objectives. The failure to attract and retain qualified executives could have a material adverse effect on the Company.
Government action may also impact the Company’s credit ratings as the Company’s credit ratings reflect, in part, the rating agencies’ assessment of government involvement in the business of Hydro One. The Company cannot predict what actions rating agencies may take in the future, positive or negative, including in response to government action or inaction relating to or impacting Hydro One. The failure to maintain the Company’s current credit ratings could adversely affect the Company’s financial condition and results of operations, and a downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt.
Indigenous Claims Risk
Some of the Company’s current and proposed transmission and distribution assets are or may be located on reserve (as defined in the Indian Act (Canada)) (Reserve) lands, or lands over which Indigenous people have Aboriginal, treaty, or other legal rights or claims. Some Indigenous leaders, communities, and their members have made assertions related to sovereignty and

25

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
jurisdiction over Reserve lands and traditional territories (land traditionally occupied or used by a First Nation, Métis or Inuit group) and can assert their claims through the courts, tribunals, or direct action. These claims, and/or the settlement or resolution of these claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.
The Company’s operations and activities may give rise to the Crown having a duty to consult and potentially accommodate Indigenous communities. Procedural aspects of the Crown's duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult an Indigenous community, including communities with a traditional governance model not recognized under the Indian Act (Canada), or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown and/or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its citizens. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.
Risk from Transfer of Assets Located on Reserves
The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.
Currently, OEFC holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits as required by the Indian Act (Canada). For each permit, the Company may need to negotiate (an) agreement(s) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. Any such agreement(s) include provisions whereby the First Nation consents to the issuance of a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, or is unable to obtain the actual federal permits for any other reason, it may have to relocate these assets to other locations and restore the lands at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.
Compliance with Laws and Regulations
Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “Environment Risk” and “Health and Safety Risk”.
For example, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licences, with codes and rules issued by the OEB, and with other regulatory requirements. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with applicable reliability standards established by the North American Electric Reliability Corporation (NERC) and Northeast Power Coordinating Council, Inc. (NPCC). The costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such costs. Failure to obtain such approvals could have a material adverse effect on the Company.
There is the risk that new legislation, regulations, requirements or policies will be introduced in the future or that regulatory bodies may change or modify the regulations or rules that apply to the Company. These may reduce Hydro One’s revenue, or may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.
Risk of Natural and Other Unexpected Occurrences
The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including, but not limited to, cyber and physical terrorist type attacks, events which originate from third-party connected systems, and any other potentially catastrophic events. The Company’s facilities may not withstand occurrences of these types in all circumstances.
The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, wild fires), claims for damages caused by its failure to transmit or distribute electricity, costs related to ensuring its continued ability to transmit or distribute electricity or costs related to information or cyber security.
The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s

26

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
other assets and for damage claims and cyber security claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Risk Associated with IT, Operational Technology (OT) Infrastructure, and Data Security
The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, modernizing, maintaining and managing complex IT and OT systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks, as well as growing volume and complexity of data, increases its vulnerability, and exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and OT, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of security for its assets that are not subject to these mandatory standards. The Company must also comply with various cyber-security and privacy-related regulatory requirements under the OEB’s Ontario Cyber Security Framework and legislative and licence requirements relating to the collection, use and disclosure of personal information and information regarding consumers, wholesalers, generators and retailers.
Cyber-attacks or unauthorized access to corporate IT and OT systems could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. Because it operates critical infrastructure, Hydro One may be at greater risk of cyber-attacks from third parties (including state run or controlled parties) that could impair or incapacitate its assets. In addition, in the course of its operations, the Company collects, uses, processes and stores information which could be exposed in the event of a cyber-security incident or other unauthorized access or disclosure, such as information about customers, suppliers, counterparties, employees and other third parties.
Security and system disaster recovery controls are in place; however, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.
Environment Risk
The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Although Hydro One is not a large emitter of greenhouse gases, the Company monitors its emissions to track and report on all sources, including sulphur hexafluoride or “SF6”. The Company could be subject to costs and other risks related to emissions. Contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.
In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities provided for in the Company’s financial statements. The Company does not have insurance coverage for these environmental expenditures.
There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. Failure to obtain necessary approvals or permits could result in an inability to complete projects which may have a material adverse effect on the Company.
The Company’s facilities are exposed to the effects of severe weather conditions and natural disasters. The Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate. Climate change may have the effect of shifting weather patterns and increasing the severity and frequency of extreme weather events and natural disasters, which could impact Hydro One’s business. The Company’s facilities may not withstand occurrences of these types in all circumstances. Notwithstanding Hydro One’s efforts to adapt and increase grid resilience, the Company’s facilities are exposed to risks which may have an adverse effect on grid resilience. The Company could also be subject to claims for damages from events which may be proximately connected with the Company’s assets (for example, wild fires), claims for damages caused by its failure to transmit or distribute electricity or costs related to ensuring its continued ability to transmit or distribute electricity. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Where insurance is available for the Company’s other assets and for damage claims, such insurance coverage may have deductibles, limits and/or exclusions that may still expose the Company to material losses.

27

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas.
In the event that the Company is unable to recover such costs, this could have a material adverse effect on the Company.
Labour Relations Risk
A substantial majority of the Company’s employees are unionized and are primarily represented by either the PWU or the Society. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost-efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements, or at least not without increasing the risk of labour disruption. The Company reached an agreement with the Society to renew the collective agreement, covering the period from April 1, 2023 to September 30, 2025. The Company reached a main collective agreement with the PWU, covering the period from April 1, 2023 to September 2025, and a Customer Service Operations collective agreement with the PWU covering the period from October 1, 2022 to September 30, 2025. Hydro One’s collective agreement with the CUSW covers the period from May 1, 2022 to April 30, 2026. Additionally, The Electrical Power Systems Construction Association (EPSCA) and a number of building trade unions have agreements, to which Hydro One is bound, covering the period from May 1, 2020 to April 30, 2025.
Future negotiations with unions present the risk of a labour disruption or dispute, risk to the Company’s ability to sustain the continued supply of electricity to customers, as well as potential risks to public safety and reputation. The Company also faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. Any of these could have a material adverse effect on the Company.
Risks Relating to Asset Condition, Capital Projects and Innovation
The Company continually incurs sustainment and development capital expenditures and monitors the condition of its assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure.
While traditionally a mature and stable industry, the electricity industry is facing rapid and dramatic technological change and increasing innovation, the consequences of which could have a material adverse effect on the Company, including a reduction in revenue.
Execution of the Company’s capital expenditure programs is partially dependent on external factors, such as OEB approvals; environmental approvals; municipal permits; equipment outage schedules that accommodate the IESO, generators and customers; other interrelated projects being on schedule; supply chain availability and/or cost and schedule variability for equipment suppliers, contracted services, and consulting services; and availability of contractor resources including in relation to workforce and equipment. Many of these external factors are beyond the Company’s control. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with Indigenous communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis, or at all, could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. Failure to receive approvals for projects when spending has already occurred would result in the inability of the Company to recover the investment in the project as well as forfeit the anticipated return on investment. The assets involved may be considered impaired and result in the write off of the value of the asset, negatively impacting net income. If the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce network capacity, result in customer interruptions, compromise the reliability of the Company’s networks or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.
Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced. Any delays in these new transmitters’ projects may impact the Company’s own projects that it is undertaking to in-service these new transmission assets.
Work Force Demographic Risk
By the end of 2023, approximately 9% of the Company’s employees who are members of the Company’s defined benefit and defined contribution pension plans were eligible for retirement, and by the end of 2024, approximately 10% could be eligible. These percentages are not evenly spread across the Company’s work force, but tend to be most significant in the most senior levels of the Company’s staff and among management staff. During 2023, approximately 2% of the Company’s work force (reduction from 4% in 2022) elected to retire. Accordingly, the Company’s continued success will be tied to its ability to continue to attract and retain sufficient qualified staff to replace the capability lost through retirements and meet the demands of the Company’s work programs.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
In addition, the Company expects the skilled labour market for its industry will remain highly competitive. Many of the Company’s current and potential employees are sought after as they possess skills and experience that are also highly coveted by other organizations inside and outside the electricity sector. The failure to attract, retain and deploy qualified personnel for Hydro One’s business could have a material adverse effect on the Company.
Risk Associated with Arranging Debt Financing
The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One Inc. has substantial debt principal repayments coming due, including $700 million in 2024, $1,150 million in 2025 and $925 million in 2026. In addition, from time to time, the Company may draw on its syndicated bank lines and/or issue short-term debt under Hydro One Inc.’s $2,300 million commercial paper program which would mature within one year of issuance. The Company also plans to incur continued material capital expenditures for each of 2024 and 2027. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies, an inability of the Company to comply with its debt covenants, and general economic conditions (such as, among other things, changes in interest rates). A downgrade in the Company’s credit ratings could restrict the Company’s ability to access debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company. Increasing investor interest in ESG performance and reporting also has the potential to impact the cost and availability of the Company’s funding, as these factors may be increasingly connected to the quality of the Company’s ESG practices and related reporting, including reports addressing the allocation of funds and impact reporting under Hydro One’s Sustainable Financing Framework.
Market, Financial Instrument and Credit Risk
Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated ROE is derived using a formulaic approach that takes into account anticipated interest rates. The Company issues debt from time to time to refinance maturing debt and for general corporate purposes. The Company is therefore exposed to fluctuations in interest rates in relation to such issuances of debt. Fluctuations in interest rates may also impact the funded position of Hydro One’s Defined Benefit Pension Plan, and associated pension asset or liability (see also “Pension Plan Risk”). The Company is not currently exposed to material foreign exchange risk.
The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark interest rates for Government of Canada debt and the A-rated utility corporate bond yield spread. For the transmission and distribution businesses, during the Custom Incentive Rate period from 2023 to 2027, the OEB does not expect to address annual rate applications for updates to allowed ROE, so fluctuations will have no impact to net income. The Company has interest rate exposure in 2024 and beyond associated with the refinancing of maturing short- and long-term debt, as well as with debt issued for general corporate purposes and under the Sustainable Financing Framework which may include debt issued in relation to growth in rate base. The Company periodically uses interest rate swap agreements to mitigate elements of interest rate risk.
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly rated counterparties, limiting total exposure levels with individual counterparties, entering into agreements which enable net settlement, and monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. The Company is required to procure electricity on behalf of competitive electricity retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.
The failure to properly manage these risks could have a material adverse effect on the Company.
Health and Safety Risk
Hydro One’s work environment can be inherently dangerous and there is a risk to health and safety of both the public and our employees, as well as possible resultant operational and/or financial impacts. The Company is subject to federal and provincial legislation and regulations relating to health and safety. Findings of a failure to comply with these requirements could result in penalties and reputational risk, which could negatively impact the Company. Failure to comply could subject the Company to fines or other penalties. Any regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

29

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Pension Plan Risk
Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are required to be filed with the Financial Services Regulatory Authority of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2022, and was filed in September 2023, covering a three-year period from 2023 to 2025. The next required valuation will be prepared as at December 31, 2025 and is expected to be filed by no later than September 2026. Hydro One’s contributions to its pension plan satisfy, and are expected to continue to satisfy, minimum funding requirements. Contributions beyond 2025 will depend on the funded position of the Plan, which is determined by investment returns, interest rates and changes in benefits and actuarial assumptions at that time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.
Hydro One currently reports and recovers its pension costs on a cash basis, and maintains the accrual method with respect to OPEBs. Transitioning from the cash basis to an accrual method for pension costs may have material negative rate impacts for customers or material negative impacts on the Company should recovery of costs be disallowed by the OEB.
See also “Regulatory Risks and Risks Relating to Hydro One’s Revenues - Risk of Recoverability of Total Compensation Costs” for risks relating to recovery of pension costs.
Risk from Provincial Ownership of Transmission Corridors
The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems, or adjacent land use by third parties, may increase safety or environmental risks, which could have a material adverse effect on the Company.
Litigation Risks
In the normal course of the Company’s operations, it becomes involved in, is named as a party to and is the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment, contract disputes, claims by former employees and claims and proceedings by Indigenous groups. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company.
Transmission Assets on Third-Party Lands Risk
Some of the lands on which the Company’s transmission assets are located are owned by third parties, including the Province and federal Crown, and are or may become subject to land claims by First Nations. The Company requires valid occupation rights to occupy such lands (which may take the form of land use permits, easements or otherwise). If the Company does not have valid occupational rights on third-party owned or controlled lands or has occupancy rights that are subject to expiry, it may incur material costs to obtain or renew such occupancy rights, or if such occupancy rights cannot be renewed or obtained it may incur material costs to remove and relocate its assets and restore the subject land. If the Company does not have valid occupancy rights and must incur costs as a result, this could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations.
Reputational, Public Opinion and Political Risk
Reputation risk is the risk of negative publicity or the public’s negative perceptions towards Hydro One and the electricity industry that may result in a detrimental impact to Hydro One’s business, operations or financial condition leading to a deterioration of Hydro One’s reputation. Hydro One’s reputation and/or brand could be negatively impacted by changes in public opinion, attitudes towards the Company’s privatization, failure to deliver on its customer and/or stakeholder promises, failure to comply with mandatory reliability regulations established by the NERC and NPCC, failure to adequately respond to social issues raised by employees, partners and/stakeholders and other external forces. Adverse reputational events or political actions could have a material adverse effect on Hydro One’s business and prospects including, but not limited to, delays or denials of requisite approvals, such as denial of requested rates, and accommodations for Hydro One’s planned projects, escalated costs, legal or regulatory action, and damage to stakeholder and community relationships. Any of these could have a material adverse impact on Hydro One and its business, financial condition and results of operations.

30

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Risk Associated with Outsourcing Arrangements
Hydro One has entered into outsourcing arrangements with third parties for the provision of certain services including back office and IT services. If the services are disrupted, it could have a material adverse effect on the Company. Additionally, if the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected and fully transitioned, the Company could be required to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.
Risks Associated with Acquisitions
Acquisitions include inherent risks that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated, and Hydro One may incur material unexpected costs or liabilities. Realization of the anticipated benefits would depend, in part, on the Company’s ability to successfully integrate the acquired business, including the requirement to devote management attention and resources to integrating business practices and support functions. The failure to realize the anticipated benefits, the diversion of management’s attention, or any delays or difficulties encountered in connection with the integration could have an adverse effect on the Company’s business, results of operations, financial condition or cash flows.
Infectious Disease Risk
An outbreak of infectious disease, in the form of an epidemic, a pandemic (such as COVID-19 and the emergence of its variants), or a similar public health threat, could materially adversely impact the Company. The extent of any such adverse impact on the Company is uncertain, and may depend on the length and severity of any such infectious disease outbreak, any resultant government regulations, guidelines and actions, and any related adverse changes in general economic and market conditions. Such circumstances could impact, in particular: the Company’s operations and workforce, including security of supply, both with respect to availability and affordability, which individually or collectively may impact the Company's ability to complete operating and capital work programs as planned, including within scope and budget; certain financial obligations of the Company, including pension contributions and other post-retirement benefits, as a result of changes in prevailing market conditions; the Company’s expected revenues; reductions in overall electricity consumption and load, both short term and long term; overdue accounts and bad debt increases as a result of changes in the ability of the Company’s customers to pay; liquidity and the Company’s ability to raise capital; the Company’s ability to pay or increase dividends; the timing of increased rates; the Company’s ability to recover incremental costs and lost revenues linked to the outbreak; the Company’s ability to file regulatory filings on a timely basis; timing of regulatory decisions and the impacts those decisions may have on the Company or its ability to implement them; and customer and stakeholder needs and expectations.
The Company also faces risks and costs associated with implementation of business continuity plans and modified work conditions, including the risks and costs associated with maintaining or reducing its workforce, making the required resources available to its workforce to enable essential work, including remotely where possible, and to keep its workforce healthy, as well as risks and costs associated with recovery of normal operations. Furthermore, the Company is dependent on third party providers for certain activities, and relies on a strong international supply chain. Any significant disruption to those providers or the supply chain resulting from an outbreak of infectious disease could materially adversely impact the Company.
Risks Relating to the Common Shares of Hydro One Limited
Hydro One’s common shares trade on the TSX. The trading price of the common shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events or factors related or unrelated to Hydro One’s operating performance and/or beyond its control, including: the risk factors described herein; general economic conditions within Ontario and Canada, including changes in interest rates; inflation; changes in electricity prices; changes in electricity demand; weather conditions; actual or anticipated fluctuations in Hydro One’s quarterly and annual results and the results of public companies similar to Hydro One; Hydro One’s businesses, operations, results and prospects; Hydro One’s reputation and its relationship with the Province; the timing and amount of dividends, if any, declared on the common shares; future issuances of common shares or other securities by Hydro One or Hydro One Inc.; Hydro One’s relationship with its regulator; changes in government regulation, taxes, legal proceedings or other developments; shortfalls in Hydro One’s operating results from levels forecasted by securities analysts; investor sentiment toward energy companies in general or companies adopting ESG performance and reporting practices and the achievement by companies of ESG targets; maintenance of acceptable credit ratings or credit quality; and the general state of the securities markets. These and other factors may impair the development or sustainability of a liquid market for the common shares and the ability of investors to sell common shares at an attractive price.

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Risks Relating to the Company’s Relationship with the Province
Ownership and Continued Influence by the Province and Voting Power; Share Ownership Restrictions
The Province currently owns approximately 47.1% of the outstanding common shares of Hydro One. The Electricity Act, 1998 (Ontario) (Electricity Act) restricts the Province from selling voting securities of Hydro One (including common shares) of any class or series if it would own less than 40% of the outstanding number of voting securities of that class or series after the sale and in certain circumstances also requires the Province to take steps to maintain that level of ownership. Accordingly, the Province is expected to continue to maintain a significant ownership interest in voting securities of Hydro One for an indefinite period.
As a result of its significant ownership of the common shares of Hydro One, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes, subject to the restrictions in the Governance Agreement between Hydro One and the Province dated November 5, 2015 (Governance Agreement) (available on SEDAR+ at www.sedarplus.com). Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of the Company as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of the Company as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of the Company in ways that may not be aligned with the interests of other investors. Notwithstanding the Governance Agreement, and in light of actions historically taken by the Province, there can be no assurance that the Province will not take other actions in the future that could be detrimental to the interests of investors in Hydro One. See “Risks Relating to Government Action” above.
The share ownership restrictions in the Electricity Act (Share Ownership Restrictions) and the Province’s significant ownership of common shares of Hydro One together effectively prohibit one or more persons acting together from acquiring control of Hydro One. They also may limit or discourage transactions involving other fundamental changes to Hydro One and the ability of other shareholders to successfully contest the election of the directors proposed for election pursuant to the Governance Agreement. The Share Ownership Restrictions may also discourage trading in, and may limit the market for, the common shares and other voting securities.
Nomination of Directors and Confirmation of Chief Executive Officer (CEO) and Chair
Although director nominees (other than the CEO) are required to be independent of both the Company and the Province pursuant to the Governance Agreement, there is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One. This, combined with the fact certain matters require a two-thirds vote of the Board, could allow the Province to unduly influence certain Board actions such as confirmation of the Chair and confirmation of the CEO.
Board Removal Rights
Under the Governance Agreement, the Province has the right to withhold from voting in favour of all director nominees and has the right to seek to remove and replace the entire Board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the Chair. In exercising these rights in any particular circumstance, the Province is entitled to vote in its sole interest, which may not be aligned with the interests of other stakeholders of Hydro One.
More Extensive Regulation
Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on the Company. See “Risks Relating to Government Action” above.
Prohibitions on Selling the Company’s Transmission or Distribution Business
The Electricity Act prohibits the Company from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB. There is a risk that these prohibitions may limit the ability of the Company to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to the Company and the holders of the common shares.
Future Sales of Common Shares by the Province
Although the Province has indicated that it does not intend to sell further common shares of Hydro One, the registration rights agreement between Hydro One and the Province dated November 5, 2015 (available on SEDAR+ at www.sedarplus.com) grants the Province the right to request that Hydro One file one or more prospectuses and take other procedural steps to facilitate secondary offerings by the Province of the common shares of Hydro One. Future sales of common shares of Hydro One by the

32

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Province, or the perception that such sales could occur, may materially adversely affect market prices for these common shares and impede Hydro One’s ability to raise capital through the issuance of additional common shares, including the number of common shares that Hydro One may be able to sell at a particular time or the total proceeds that may be realized.
Limitations on Enforcing the Governance Agreement
The Governance Agreement includes commitments by the Province restricting the exercise of its rights as a holder of voting securities, including with respect to the maximum number of directors that the Province may nominate and on how the Province will vote with respect to other director nominees. Hydro One’s ability to obtain an effective remedy against the Province, if the Province were not to comply with these commitments, is limited as a result of the Proceedings Against the Crown Act (Ontario). This legislation provides that the remedies of injunction and specific performance are not available against the Province, although a court may make an order declaratory of the rights of the parties, which may influence the Province’s actions. A remedy of damages would be available to Hydro One, but damages may not be an effective remedy, depending on the nature of the Province’s non-compliance with the Governance Agreement.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of Hydro One Consolidated Financial Statements requires the Company to make key estimates and critical judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates and judgements used in the preparation of its Consolidated Financial Statements:
Revenues
Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized on an accrual basis and include billed and unbilled revenues. Billed revenues are based on electricity delivered as measured from customer meters and includes a fixed monthly charge. At the end of each month, electricity delivered to customers since the date of the last billed meter reading is estimated, the fixed charge and the corresponding unbilled revenue is recorded. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.
Regulatory Assets and Liabilities
Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include amounts related to the deferred income taxes, pension benefit liability, post-retirement and post-employment non-service costs, environmental liabilities and share-based compensation costs. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers. They pertain primarily to deferral and variance accounts, and includes amounts related to the pension asset in the current year. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If, at some future date, management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the appropriate carrying amount would be reflected in results of operations prospectively from the date the Company’s assessment is made, unless the change meets the requirements for a subsequent event adjustment.
Environmental Liabilities
Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.
Employee Future Benefits
Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or

33

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:
Weighted Average Discount Rate
The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2023 decreased to 4.63% (from 5.06% at December 31, 2022) for pension benefits and decreased to 4.63% (from 5.07% at December 31, 2022) for the post-retirement and post-employment plans. The decrease in the discount rate has resulted in a corresponding increase in employee future benefits liabilities for the pension, post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.
Expected Rate of Return on Plan Assets
The expected rate of return on pension plan assets of 7.00% (2022 - 6.00%) is based on expectations of long-term rates of return at the beginning of the year and reflects the current pension plan asset mix dated November 6, 2023. The expected rate of return for the December 31, 2023 disclosures and the 2023 registered pension plan expense is based on the Plan’s ultimate target asset mix.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. The Company believes that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.
Rate of Cost of Living Increase
The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 2.12% per annum as at December 31, 2022 to approximately 1.65% per annum as at December 31, 2023. Based on the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, in addition to current and anticipated trends, management believes that a long-term assumption of 2.00% per annum is reasonable for employee future benefits liability valuation purposes as at December 31, 2023 (2.00% per annum was used for the purpose of December 31, 2022 disclosures and 2023 benefit cost).
Salary Increase Assumptions
Salary increases should reflect general wage increases plus an allowance for merit and promotional increases for current members of the Plan and should be consistent with the assumptions for consumer price inflation and real wage growth in the economy. The merit and promotion scale was developed based on the salary increase assumption review performed in 2017. The review considers actual salary experience from 2002 to 2016 using valuation data for all active members as at December 31, 2016, based on age and service and Hydro One’s expectation of future salary increases. Additionally, the salary scale reflects negotiated salary increases over the contract period as well as slightly lower expected increases in the short term.
Mortality Assumptions
The Company’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. For the pension and post-retirement plans, the mortality assumption used at December 31, 2023 is 90% of the 2014 Canadian Pensioners Mortality Private Sector table projected generationally using improvement Scale B. The multiplier applied to the assumed mortality table is based on the result of a mortality experience study that was conducted in 2021. For the post-employment plan, the mortality assumption used at December 31, 2023 is the disability mortality table from the 2009 to 2015 Canadian Institute of Actuaries Group Long Term Disability Termination Study, which is the most recent publicly available table that reflects Canadian experience and is commonly used by Canadian plan sponsors.
Rate of Increase in Health Care Cost Trends
The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. For the post-retirement benefit plans, a study of Hydro One’s historical per capita health care cost trend experience was conducted in 2017. The health and dental trends reflect the results of this study as well as macroeconomic inputs such as the expected long-term rates of general inflation and real GDP growth. The current environment of high general inflation in Canada is resulting in short-term upward pressure on the cost of certain medical services covered by Hydro One's post-retirement and post-employment benefit plans. However, these effects are muted somewhat by plan design and government regulation. These effects in 2022 and 2023 have been captured

34

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
though the use of actual claims experience from 2022 and year-to-date 2023 (though November 30) in the development of the per capita claims cost assumptions being used for the December 31, 2023 disclosures. Based on the above, Hydro One is not making any changes to its health care trend rate assumptions for the December 31, 2023 disclosures from what was used at December 31, 2022.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures are the processes designed to ensure that information is recorded, processed, summarized and reported on a timely basis to the Company’s management, including its CEO and Chief Financial Officer (CFO), as appropriate, to make timely decisions regarding required disclosure in the MD&A and consolidated financial statements. At the direction of the Company’s CEO and CFO, management evaluated disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, management concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2023.
Internal control over financial reporting is designed by, or under the direction of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with US GAAP. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
The Company’s management, at the direction of the CEO and CFO, evaluated the effectiveness of the design and operation of internal control over financial reporting based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023.
Internal controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations. Furthermore, the effectiveness of internal control is affected by change and subject to the risk that internal control effectiveness may change over time.
There were no changes in the design of the Company’s internal control over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the operation of the Company’s internal control over financial reporting.
Management will continue to monitor its systems of internal control over reporting and disclosure and may make modifications from time to time as considered necessary.

35

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022
The amendments eliminate the troubled debt restructuring accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.
			January 1, 2023	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective	Under assessment
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	January 1, 2024	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	January 1, 2025	Under assessment

36

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Three months ended December 31 (millions of dollars, except EPS)	2023	2022	Change
Revenues
Transmission	506	480	5.4%
Distribution	1,459	1,371	6.4%
Other	14	11	27.3%
	1,979	1,862	6.3%

Costs
Purchased power	990	895	10.6%
OM&A
Transmission	141	143	(1.4%)
Distribution	230	222	3.6%
Other	26	23	13.0%
	397	388	2.3%

Depreciation, amortization and asset removal costs	249	231	7.8%
	1,636	1,514	8.1%

Income before financing charges and income tax expense	343	348	(1.4%)
Financing charges	147	128	14.8%

Income before income tax expense	196	220	(10.9%)
Income tax expense	13	41	(68.3%)
Net income	183	179	2.2%

Net income to common shareholders of Hydro One	181	178	1.7%

Basic EPS	$0.30	$0.30	0.0%
Diluted EPS	$0.30	$0.30	0.0%

Assets Placed In-Service
Transmission	637	761	(16.3%)
Distribution	329	326	0.9%
Other	9	3	200.0%
	975	1,090	(10.6%)

Capital Investments
Transmission	438	310	41.3%
Distribution	301	253	19.0%
Other	6	7	(14.3%)
	745	570	30.7%

37

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2023 of $181 million is an increase of $3 million, or 1.7%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power,9 primarily resulting from:
•higher average monthly peak demand and energy consumption; and
•OEB-approved 2023 transmission rates; partially offset by
•regulatory adjustments, including the recognition of CDM revenues in the prior year following receipt of the JRAP Decision and higher earnings sharing in the current period;
•higher OM&A costs primarily resulting from higher work program expenditures, partially offset by lower corporate support costs;
•higher financing charges primarily due to higher weighted-average interest rates and higher volume of long-term debt;
•higher depreciation, amortization and asset removal costs primarily due to gains on the disposal of fixed assets recognized during in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program; and
•lower income tax expense primarily resulting from higher deductible timing differences compared to the prior year.

While net income neutral, the results of operations in the period are also impacted by:
•the cessation of the OEB-approved recovery of DTA Recovery Amounts on June 30, 2023 (see section “Regulation - Deferred Tax Asset” for further details) which resulted in a decrease to revenue and an offsetting decrease in income tax expense;
•the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods which resulted in an increase in revenue that has been offset by higher OM&A and income tax expense; and
•a regulatory adjustment associated with the Capitalized Overhead Tax Variance booked in the prior year which resulted in increase in revenue that has been offset by higher income tax expense.
EPS
Basic EPS was $0.30 in the fourth quarter of 2023, compared to basic EPS of $0.30 in the fourth quarter of 2022.
Revenues
The year-over-year increase of $26 million, or 5.4%, in transmission revenues during the quarter primarily resulted from:
•higher revenues resulting from OEB-approved 2023 rates; and
•higher average monthly peak demand; partially offset by
•regulatory adjustments, including the recognition of CDM revenues in the prior year following receipt of the OEB’s Decision and Order approving Hydro One’s JRAP Settlement Proposal and higher earnings sharing in the current period; and
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods and regulatory adjustments including those associated with the Capitalized Overhead Tax Variance.

The year-over-year increase of $88 million, or 6.4%, in distribution revenues during the quarter primarily resulted from:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher customer count and energy consumption; and
•regulatory adjustments, including the accrued recovery of costs in accordance with the terms of the Getting Ontario Connected Act Variance Account (see “Regulation - Getting Ontario Connected Act Variance Account” for further details) which was partially offset by higher earnings sharing in the current period; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA Recovery period, partially offset by the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods and regulatory adjustments including those associated with the Capitalized Overhead Tax Variance.

Distribution revenues, net of purchased power,9 decreased by 1.5% during the fourth quarter of 2023 compared to the prior year primarily due to the factors noted above, adjusted for the recovery of purchased power costs.
9 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

38

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
OM&A Costs
The year-over-year decrease of $2 million, or 1.4%, in transmission OM&A costs during the quarter was primarily due to:
•lower corporate support costs primarily attributable to higher capitalized overheads associated with volume of capital activity; partially offset by
•higher work program expenditures, primarily related to vegetation management.

The year-over-year increase of $8 million, or 3.6%, in distribution OM&A costs during the quarter was primarily due to:
•higher work program expenditures, including an increase in forecast environmental expenditures provisioned in the period, higher IT initiatives and higher emergency restoration costs, partially offset by lower vegetation management expenditures; and
•the OEB-approved recovery of historical cost deferrals recognized as regulatory assets in prior periods, which are net income neutral; partially offset by
•lower corporate support costs primarily attributable to higher capitalized overheads associated with volume of capital activity;
•lower asset write-offs; and
•costs related to storm restoration efforts in the prior year, which were recovered from third parties and offset in revenue, therefore net income neutral.

Depreciation, Amortization and Asset Removal Costs
The increase of $18 million, or 7.8%, in depreciation, amortization and asset removal costs in the fourth quarter of 2023 was primarily due to gains on the disposal of fixed assets recognized in the prior year, as well as higher depreciation resulting from the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The $19 million, or 14.8%, increase in financing charges for the quarter ended December 31, 2023, was primarily due to a higher weighted-average interest rate on long-term debt and higher volume of long-term debt.
Income Tax Expense
Income tax expense for the fourth quarter of 2023 decreased by $28 million compared to the same period in 2022. This resulted in a realized ETR of approximately 6.6% in the fourth quarter of 2023, compared to approximately 18.6% in the fourth quarter of the prior year.
The decrease in income tax expense and ETR for the three months ended December 31, 2023 was primarily attributable to:
•higher deductible timing differences compared to the prior year; and
•net decrease in income tax expense associated with net income neutral items including the cessation of the DTA recovery period on June 30, 2023, partially offset by regulatory adjustments associated with the Capitalized Overhead Tax Variance booked in the prior year and the OEB-approved recovery of cost deferrals recognized as regulatory assets in prior periods.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to:
•the substantial completion of the end-of-life air circuit breakers replacement at Bruce B switching station in the fourth quarter of 2022;
•the timing of assets placed in-service for customer connections;
•the timing of assets placed in-service for station refurbishments and replacements; and
•lower volume of investments placed in-service for IT initiatives; partially offset by
•the timing of investments placed in-service for major development projects primarily due to the Barrie Area Transmission Upgrade project which was placed in-service during the fourth quarter of 2023; and
•higher volume of assets placed in-service for grid operating and control facilities.
The increase in distribution assets placed in-service during the fourth quarter was primarily due to:
•higher volume of customer connections, line refurbishments and wood pole replacements;
•higher spend on minor fixed assets;
•assets placed in-service for Ontario’s broadband initiative; and
•higher volume of joint use assets and line relocations; partially offset by
•lower volume of storm-related asset replacements; and
•the timing of investments placed in-service for system capability reinforcement projects.

39

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
Capital Investments
The increase in transmission capital investments during the fourth quarter was primarily due to:
•higher volume of station refurbishments and equipment replacements;
•investments in the new Chatham to Lakeshore and Waasigan Transmission Lines;
•higher volume of customer connections;
•higher spend on specified equipment to support long-term projects; and
•higher spend on minor fixed assets.
The increase in distribution capital investments during the fourth quarter was primarily due to:
•higher volume of customer connections;
•higher spend on minor fixed assets;
•higher volume of line refurbishments and wood pole replacements;
•the completion of the Orleans and Orillia Operation Centres, and Orillia Distribution Centre;
•investments in the Advanced Metering Infrastructure 2.0 system; and
•investments in Ontario’s broadband initiative; partially offset by
•lower spend on storm-related asset replacements.
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated November 22, 2022. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at December 31, 2023 and December 31, 2022 and for the years ended December 31, 2023 and December 31, 2022 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Year ended December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	700	662	—	—	8,700	8,567	(1,556)	(1,449)	7,844	7,780
Net Income (Loss) Attributable to Common Shareholders	698	661	—	—	1,826	1,767	(1,439)	(1,378)	1,085	1,050

As at December 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Current Assets	125	117	—	—	2,868	3,067	(1,639)	(1,324)	1,354	1,860
Non-Current Assets	3,486	3,469	—	—	49,487	45,973	(21,475)	(19,845)	31,498	29,597
Current Liabilities	532	509	—	—	3,815	4,455	(1,627)	(1,312)	2,720	3,652
Non-Current Liabilities	425	425	—	—	32,433	28,801	(14,491)	(12,813)	18,367	16,413

40

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expected timing of the Company's update to its transmission and distribution rate base and revenue requirements; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; expectations for Hydro One Inc. to file a new MTN Program prospectus in the first quarter of 2024; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective agreements and expectations regarding the ability to negotiate collective agreements consistent with rate orders; the BBFA and expected impacts; the Company’s assessment of impacts related to the OEB-established generic variance and deferral accounts; future pension plan and contributions, including estimates of total Company pension contributions beyond 2024 up to 2029; expected timing for the filing of the actuarial funding valuation; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; and the Company’s acquisitions. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex IT and OT system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;

41

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the years ended December 31, 2023 and 2022
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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